UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO-I/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
______________
ENGELHARD CORPORATION
(Name of Subject Company)
______________
ENGELHARD CORPORATION
(Names of Filing Persons-Offeror)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Arthur A. Dornbusch II, Esq.
Vice President, General Counsel and Secretary
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
(732) 205-5000
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)
______________
Copies to:

Kenneth W. Orce, Esq.
W. Leslie Duffy, Esq.
Cahill Gordon & Reindel llp
80 Pine Street
New York, New York 10005
(212) 701-3000
Calculation of Filing Fee
Transaction valuation	Amount of filing fee

Not applicable*	Not applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.
☒            issuer tender offer subject to Rule 13e-4.
☐            going-private transaction subject to Rule 13e-3.
☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(c) The Company today filed a revised preliminary proxy statement with the Securities and Exchange Commission.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated May 5, 2006.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 5, 2006.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated May 5, 2006.
(a)(1)(F)	Letter to optionees, dated May 5, 2006.
(a)(1)(G)	Notice of Instructions (Options), dated May 5, 2006.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Summary Advertisement, dated May 5, 2006.
(a)(5)(B)	Letter from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation, to stockholders of Engelhard Corporation, dated May 5, 2006.
(a)(5)(C)	Press release, dated May 5, 2006.
(a)(5)(D)	Investor Presentation entitled “Recapitalization Plan” (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).
(a)(5)(E)	Press release, dated May 8, 2006 (incorporated by reference to Form 8-K filed with the SEC on May 8, 2006).
(a)(5)(F)	Preliminary Proxy Statement, dated May 8, 2006 (incorporated by reference to Form 14A filed with the SEC on May 8, 2006).
(b)(1)
Commitment Letter, dated as of April 25, 2006, by and among Engelhard Corporation, JPMorgan Chase Bank, N.A., Merrill Lynch Bank USA, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006.

(c)	Not applicable.
(d)(1)
Rights Agreement, dated as of October 1, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Form 8-K filed with the SEC on October 29, 1998).

(d)(2)(A)	Employment Agreement for Barry W. Perry, effective August 2, 2001 (incorporated by reference to Form 10-Q filed with the SEC on August 13, 2001).
(d)(2)(B)	Amendment to Employment Agreement for Barry W. Perry, effective February 13, 2002 (incorporated by reference to Form 10-K filed with the SEC on March 21, 2002).
(d)(2)(C)	Amendment to Employment Agreement for Barry W. Perry, effective February 3, 2005 (incorporated by reference to Form 8-K filed with the SEC on February 3, 2005).
(d)(3)	2004 Share Performance Incentive Plan for Barry W. Perry, effective February 12, 2004 (incorporated by reference to Form 10-K filed with the SEC on March 11, 2004).
(d)(4)	Engelhard Corporation Form of Change in Control Agreement (incorporated by reference to Form 10-Q filed with the SEC on May 8, 2003).
(d)(5)	Engelhard Corporation Annual Restricted Cash Incentive Compensation Plan, effective as of December 15, 2000 (incorporated by reference to Form 10-K filed with the SEC on March 30, 2001).

(d)(6)	Engelhard Corporation 2002 Long Term Incentive Plan, effective May 2, 2002 (incorporated by reference to the 2001 Proxy Statement filed with the SEC on March 26, 2002).
(d)(7)	Engelhard Corporation Stock Option Plan of 1991—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(8)
Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (Non Section 16(b) Officers), effective February 1, 2001—conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(9)
Deferred Compensation Plan for Key Employees of Engelhard Corporation, effective August 1, 1985—conformed copy includes amendments through October 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(10)
Deferred Compensation Plan for Directors of Engelhard Corporation, as restated as of May 7, 1987—conformed copy includes amendments through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(11)(A)
Key Employees Stock Bonus Plan of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(11)(B)	Amendment to Key Employees Stock Bonus Plan of Engelhard Corporation Employees (incorporated by reference to Form 10-Q filed with the SEC on November 8, 2004).
(d)(12)
Stock Bonus Plan for Non-Employee Directors of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through October 1998 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(13)
Engelhard Corporation Directors and Executives Deferred Compensation Plan (1986-1989)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(14)
Engelhard Corporation Directors and Executives Deferred Compensation Plan (1990-1993)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(15)
Retirement Plan for Directors of Engelhard Corporation, effective January 1, 1985—conformed copy includes amendments through April 2000 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(16)(A)
Supplemental Retirement Program of Engelhard Corporation as amended and restated, effective January 1, 1989—conformed copy includes amendments through February 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(16)(B)	Amendment to the Supplemental Retirement Program of Engelhard Corporation, effective as of October 2, 2003 (incorporated by reference to Form 10-Q filed with the SEC on November 13, 2003).
(d)(17)	Supplemental Retirement Trust Agreement, effective April 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(18)
Engelhard Corporation Directors Stock Option Plan as amended and restated, effective May 4, 1995—conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(19)	Engelhard Corporation Employee Stock Option Plan as amended and restated, effective May 4, 1995 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(d)(20)
Engelhard Corporation Deferred Stock Plan for Non-Employee Directors—conformed copy includes amendments made through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(21)
Form of Stock Option Agreement used pursuant to the Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).

(d)(22)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive Plan (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).
(d)(23)
Form of Restricted Share Unit Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive Plan Employees (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on August 6, 2004).

(d)(24)	Change in Control Agreement for Edward Wolynic, effective January 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(d)(25)	Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(d)(26)	Enhanced Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(d)(27)	Form of letter agreement (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(g)	Not applicable.
(h)	Not applicable.